 **somedustinmybin**
🎵 somedustinmybin · Original audio



 Liked by **ashleygodevais** and **74 others**

somedustinmybin I'm excited to announce that I'm finally launching my app troov! (if you're wondering about the name, "trouver" means "to find" in French)

Troov is a fun way for people to build meaningful connections online. Our users propose one-on-one activity ideas for other users to join transforming online connections into real-world experiences centered around shared passions.

I'm currently trying to raise $50k from friends and family via a private Wefunder round (https://wefunder.com/troovinc).

If you're interested in becoming a Troov shareholder and receiving my pithy investor updates, then you can do so for as little as $100 through our Wefunder campaign.